Exhibit 99.1

MFH’s Majority-Owned Subsidiary Aifinity Base Limited Plans to Manufacture Advanced Liquid Cooling Solutions for Nvidia® Chip-Powered AI Data Centers and High-Performance Computing

New York, February 19, 2025 — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, today announced the formation of a majority-owned subsidiary in Hong Kong, Aifinity Base Limited (“Aifinity”). Aifinity plans to manufacture advanced liquid cooling panels specifically tailored for artificial intelligence (AI) infrastructure, high-performance computing (HPC), and more specifically, to improve the efficiency and performance of Nvidia® chip-powered GPUs and other high-performance AI accelerators.

Aifinity Base Limited, will focus on addressing the growing challenge of managing heat in increasingly powerful artificial intelligence (“AI”) systems. By combining innovative liquid cooling technology with smart, easy-to-deploy components, Aifinity intends to manufacture cooling panels to handle the intense heat generated by modern AI computing systems, provided that it can install its manufacturing machinery and equipment properly and timely. In the future, Aifinity aims to expand the cooling panel manufacturing further into comprehensive cooling solutions.

Aifinity’s Strategic Focus Areas:

●	Next-generation liquid cooling technologies for AI infrastructure and high-density computing
●	Advanced manifold cooling systems optimized for AI accelerators
●	Quick-coupling solutions for efficient cooling system deployment
●	High-efficiency cooling components for data center operations
●	Comprehensive thermal management solutions for AI clusters

Market Opportunity and Growth Strategy

With the exponential growth in AI computing power and the increasing adoption of high-performance GPUs, Aifinity believes that the demand for advanced thermal management solutions has never been greater. The Company views this environment as a great opportunity to provide a comprehensive approach that spans customized cooling solutions for diverse AI computing environments, integrated smart monitoring systems for optimal performance, and energy-efficient designs that significantly reduce operating costs. Aifinity plans to leverage its holding company’s network to work closely with leading hardware manufacturers to develop optimized cooling solutions that address the specific needs of next-generation AI infrastructure.

“Today’s AI systems generate intense heat, and they need cooling solutions that can keep up,” said Shi Qiu, CEO of the Company, the parent company of Aifinity. “Through Aifinity Base Limited, we would like to enter into the thermal management industry and later arrive at the forefront of thermal management innovation .”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing, business consulting and financial brokerage business. Our dedication to compliance, innovation, and operational excellence ensures that we remain a trusted partner in the rapidly transforming digital financial landscape. For more information, please visit the Company’s website at https://mercurityfintech.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com